Exhibit 99.77D

Artisan Funds, Inc.
1940 Act File No. 811-8932
Report on Form N-SAR for the period ended March 31, 2011

Sub-Item 77D:   Policies with respect to security investments

(1)
Effective December 15, 2010, Artisan International Small Cap Fund’s ability to invest in emerging and less developed markets will increase from up to 25% to up to 50% of the Fund’s net assets at market value at the time of purchase.

(2)
Effective January 28, 2011 Artisan Growth Opportunities Fund will be permitted to invest up to 100% of its net assets at market value at the time of purchase in common stocks and other equity securities of both U.S. and non-U.S. companies. The Fund will be permitted to invest up to 35% of its net assets at market value at the time of purchase in companies from any single country other than the U.S. and to invest in less developed and emerging markets without limit. The Fund also will be permitted to invest up to 10% of its net assets measured at the time of purchase in equity-linked securities that provide economic exposure to a security of one or more non-U.S. companies without a direct investment in the underlying securities. The benchmark against which the Fund compares its performance will be the MSCI ACWI (All Country World Index) IndexSM.

(3)
Effective January 28, 2011 Artisan Emerging Markets Fund will under normal market conditions, typically limits the percentage of its net assets invested in any single country that is included in the Fund’s benchmark, the MSCI Emerging Markets IndexSM, to no more than 10% above that country’s weighting in the benchmark, measured at the time of purchase, and to no less than 10% below that country’s weighting in the benchmark. Under normal market conditions, the maximum investment in any single country that is not included in the Fund’s benchmark is typically 10% of the Fund’s net, measured at the time of purchase.